CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Baytex Energy Corp.:
We consent to the incorporation by reference in the Registration Statement (No. 333-171568) on Form S-8 of our reports, each dated February 24, 2022, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP
Chartered Professional Accountants
Calgary, Canada
February 24, 2022